For the fiscal year ended: 10/22/99
File number: 811-05510



                         SUB-ITEM 77 M
                            Mergers



      At a Special Meeting of Shareholders held on October 19, 1999, the shareholders of Prudential
Intermediate Global Income Fund, Inc. (the Fund) approved an Agreement and Plan of Reorganization whereby all of the assets of the Fund were transferred to Prudential Global Total Return
Fund, Inc. (Total Return Fund), in exchange solely for Class A, Class B, Class C and Class Z shares of Prudential Global Total Return Fund and the
Total Return Fund's assumption of all of the liabilities, if any, of the Fund followed by the distribution of Total Return Fund's shares to shareholders of the Fund in liquidation of the Fund, effective October 22, 1999.












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